Contact

www.linkedin.com/in/aroneidelman
(LinkedIn)

Top Skills

Sleep Training
Carpet Cleaning
Food Preparation

Certifications

ATT&CK® Adversary Emulation Methodology Certification
Product Management Certificate (PMC)

Aron Eidelman

the low battery guy | Security Advocate at Google | Dadalorian
Campbell, California, United States

Summary

Aron Eidelman is an Engineer at Google, specializing in AI Security and DevSecOps. His diverse background in software development, information security, and cloud architecture enables him to collaborate effectively with various teams to build robust and secure cloud practices.

In addition to his work at Google, Aron is the Chairman of Azure Printed Homes, a startup that repurposes millions of plastic bottles into 3D-printed structures, providing innovative solutions for affordable housing and environmentally sustainable construction.

Aron has shared his expertise at industry events such as Google Cloud Next, AWS re:Invent, HackerOne Security@, BSidesSF, and others.

Experience

Google
3 years

Sr. DevRel Engineer, AI Security
2024 - Present (1 year)
Sunnyvale, California, United States

Sr. DevRel Engineer, DevSecOps
2022 - 2024 (2 years)
Sunnyvale, California, United States

Azure Printed Homes
Board Chair
2023 - Present (2 years)
California, United States

Dadhood
Dad

April 2021 - Present (4 years 2 months)

Amazon Web Services (AWS)
2 years

Partner Solutions Architect - Technical Leader, Security Startups
June 2021 - June 2022 (1 year 1 month)
Santa Clara, California, United States

• Consulted with CISOs and CTOs to match them with startup partners, providing technical enablement for AWS field scaling.
• Supported startup partners in creating disaster recovery plans, achieving compliance certification, and addressing RFPs for larger enterprises.
• Implemented operational improvements for partners, including Terraform modules and CloudFormation templates, to simplify deployments and earn trust with a national bank.

Partner Solutions Architect - Security and AI/ML Startups
2020 - 2022 (2 years)
Santa Clara, California, United States

• Built a network of partners, customers, and security experts to identify needs and painpoints, leading to regular participation in partner and AWS product strategy.
• Partnered with 27+ security startups to develop new offerings for cloud security, compliance, and threat intelligence.
• Designed and developed a new AWS Security Hub integration with HackerOne researcher findings, co-hosted a CTF event, and spoke at HackerOne's Security@ conference.
• Supported AI/ML startup partners in model optimization, bias detection, and performance monitoring with AWS SageMaker and AI/ML infrastructure.

Kong Inc.
2 years

Software Engineer - Application and Cloud Security Specialist
2019 - 2020 (1 year)
San Francisco Bay Area

• Collaborated with Legal, Engineering, and Product teams to develop controls for financial, national security, and healthcare enterprises.
• Presented at AWS re:Invent with Kong's CTO to educate customers on deploying Kong with ECS and implementing plugin features.
• Engaged with developer and security communities at events like re:Invent and local meetups to understand their needs.

Software Engineer - Front-End, Kong Enterprise
2018 - 2019 (1 year)
San Francisco Bay Area

Codecademy
Coding Instructor
2018 - 2019 (1 year)
San Francisco Bay Area

Eideldev
Full-Stack Web Developer
2013 - 2018 (5 years)
Brooklyn, New York, United States

Mosaica Education, Inc.
Curriculum Developer and Teacher
2011 - 2013 (2 years)
Abu Dhabi, UAE and Hyderabad, India

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Education

Oglethorpe University
Bachelor of Arts - BA, Philosophy